UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the Month of August 2026
Commission File Number: 001-38303
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WPP plc
(Translation of registrant’s name into English)
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Sea Containers, 18 Upper Ground
London, United Kingdom, SE1 9GL
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒                        Form 40-F  ☐

Explanatory Note
WPP plc (“the Company”) and certain of its subsidiaries, including WPP 2025 LLC, WPP Finance 2010, WPP 2005 Limited and WPP Jubilee Limited, may from time to time file registration statements for the registration of securities that may from time to time be offered by WPP Finance 2010 and WPP 2025 LLC or other subsidiaries of the Company with guarantees of WPP plc, WPP 2005 Limited and WPP Jubilee Limited and, to the extent so indicated in an applicable prospectus supplement or otherwise established following the offer and sale of a series of debt securities, guarantees of other entities. The information contained in this report on Form 6-K, including the Company's results for the six months ended 30 June 2026, is incorporated by reference into the Registration Statement on Form F-3 (File No. 333-294468) filed on March 19, 2026, by the Company, WPP 2005 Limited, WPP Finance 2010, WPP Jubilee Limited and WPP 2025 LLC.

Forward-Looking Statements

The Company may include forward-looking statements (including as defined in the U.S. Private Securities Litigation Reform Act of 1995) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as ‘aim’, ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘forecast’, ‘guidance’, ‘intend’, ‘may’, ‘will’, ‘should’, ‘potential’, ‘possible’, ‘predict’, ‘project’, ‘plan’, ‘target’, and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward-looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel; delays, suspensions or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for the Company's products and services; changes in client advertising, marketing and corporate communications requirements; the Company's inability to realise the future anticipated benefits of acquisitions; failure to realise the Company's assumptions regarding goodwill and indefinite lived intangible assets; natural disasters or acts of terrorism; the Company’s ability to attract new clients; the economic and geopolitical impact of conflicts; the risk of global economic downturn; slower growth, increasing interest rates and high and sustained inflation; tariffs and other trade barriers; supply chain issues affecting the distribution of the Company's clients’ products; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; effectively managing the risks, challenges and efficiencies presented by using Artificial Intelligence (AI) and Generative AI technologies and partnerships in the Company's business; risks related to the Company's environmental, social and governance goals and initiatives, including impacts from regulators and other stakeholders, and the impact of factors outside of the Company's control on such goals and initiatives; the Company’s exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors” in the Company’s most recent Annual Report on Form 20-F, which could also cause actual results to differ from forward-looking information. Neither the Company, nor any of its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward-looking statements will actually occur. Accordingly, no assurance can be given that any particular expectation will be met and investors are cautioned not to place undue reliance on the forward-looking statements.

Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), the Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
1	Operating and Financial Review for the period ended 30 June 2026
2	Unaudited Condensed Consolidated Interim Financial Statements of WPP plc
(i) Unaudited condensed consolidated interim income statement for the six months ended 30 June 2026 and 2025
(ii) Unaudited condensed consolidated interim statement of comprehensive (loss)/income for the six months ended 30 June 2026 and 2025
(iii) Unaudited condensed consolidated interim cash flow statement for the six months ended 30 June 2026 and 2025
(iv) Unaudited condensed consolidated interim balance sheet as at 30 June 2026 and 31 December 2025
(v) Unaudited condensed consolidated interim statement of changes in equity for the six months ended 30 June 2026 and 2025
(vi) Notes to the unaudited condensed consolidated interim financial statements
101.INS	Inline XBRL Instance Document*
101.SCH	Inline XBRL Taxonomy Extension Schema Linkbase Document*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document*
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)*

* Filed herewith

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)

Date: 6 August 2026	By:	/s/ Balbir Kelly-Bisla
Balbir Kelly-Bisla
Company Secretary